Exhibit 2.1

TRANSACTION AGREEMENT
between
DHT HOLDINGS, INC.
and
SAGA TANKERS ASA

TABLE OF CONTENTS

1	THE OFFER TO THE SAGA TANKERS SHAREHOLDERS	4
1.1	The Offer	4
1.2	Closing Conditions	4
1.3	Voluntary Offer Document	4
1.4	Regulatory Approvals	5
1.5	Mandatory Offer or Compulsory Acquisition	5

2	SAGA TANKERS BOARD RECOMMENDATION	5

3	TIME SCHEDULE	6

4	UNDERTAKINGS WITH RESPECT TO OPERATIONS ETC.	7

5	INFORMATION	8
5.1	Access	8
5.2	Disclosure of Inside Information	9
5.3	Competing Proposals	9

6.	EXCLUSIVITY	9
6.1	Non-Solicitation	9
6.2	No-Shop	10

7	REPRESENTATIONS BY THE OFFEROR	10

8	PUBLICITY	10

9	TERMINATION	10
9.1	Termination	10
9.2	Effect of Termination	11
9.3	Break-Up Fee - Payment Upon Termination	11

10	MISCELLANEOUS	11
10.1	Expenses	11
10.2	Notices	12
10.3	Modifications	12
10.4	Entire Agreement, etc.	12
10.5	Severability	12
10.6	Governing Law and Legal Venue	12

TRANSACTION AGREEMENT

This transaction agreement (the “Agreement”) is entered into on 31 May 2011 between:

(1)
Saga Tankers ASA, a public limited liability company incorporated in Norway with organization number 995 359 774, with principal place of business at Haakon VII’s gate 1, Oslo, Norway (“Saga Tankers”); and

(2)	DHT Holdings, Inc., formed under the laws of the Marshall Islands (the “OFFEROR”)

(each a “Party” and collectively the “Parties”)

WHEREAS:

(A)	The OFFEROR is a company formed under the laws of the Marshall Islands. The OFFEROR is the owner of a fleet of crude oil tankers. The OFFEROR’s common stock is listed on the New York Stock Exchange;

(B)	Saga Tankers is a Norwegian publicly traded company listed on Oslo Axess. Saga Tankers is the owner of the four subsidiaries Saga Agnes AS, Saga Julie AS, Saga Chelsea AS and Saga Unity AS;

(C)
The Parties agree to enter into a confidentiality agreement (the “Confidentiality Agreement”), attached as Appendix 1 hereto, and the OFFEROR has carried out and completed a limited due diligence investigation of Saga Tankers;

(D)
Saga Tankers and the OFFEROR agree to enter into this Agreement regarding the voluntary public exchange offer to be made by the OFFEROR (the “Offer”) for all the 86,777,409 issued and outstanding shares (the “Saga Tankers Shares”) of Saga Tankers against consideration in newly issued shares of common stock (“Consideration Shares”) of the OFFEROR  (the “Transaction”); and

(E)
The Saga Tankers shareholders identified in Appendix 2 which owns more than 50% of the Saga Tankers Shares have committed to accept the Offer by delivering executed pre-acceptances to the OFFEROR in the applicable form attached in such Appendix;

NOW THEREFORE the Parties agree as follows:

1	THE OFFER TO THE SAGA TANKERS SHAREHOLDERS

1.1	The Offer

The Parties agree that the Transaction shall be effected by a voluntary exchange offer to be made by the OFFEROR for all Saga Tankers Shares under which the OFFEROR shall offer to acquire the Saga Tankers Shares in exchange for Consideration Shares, on the terms and subject to the conditions set out in this Agreement.

 The OFFEROR will offer 0.25 Consideration Shares for each Saga Tankers Share, resulting in an equity ownership in the OFFEROR upon completion of the Offer as follows (based upon the OFFEROR’s outstanding share capital as of the date hereof and assuming 100% acceptance in the Offer):

(a)	OFFEROR shareholders holding 74.82%; and

(b)	Saga Tankers shareholders holding 25.18%.

The Parties acknowledge that the Offer may not be made into certain jurisdictions or be accepted by certain Saga Tankers shareholders as the offer document will not be filed with or approved by any governmental authority other than Finanstilsynet/Oslo Børs. The offer document will also be filed with the U.S. Securities and Exchange Commission under Form CB.

The OFFEROR’s obligation to launch the Offer shall be subject to:

(i)	the compliance by Saga Tankers in all material respects with the provisions of this Agreement; and

(ii)
there shall not have occurred any change, event, development, effect, or condition that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), results, or operation of the Saga Tankers.

1.2	Closing Conditions

The completion of the Offer shall be subject to the satisfaction or waiver by the OFFEROR of the conditions set out in Appendix 3 (the “Closing Conditions”) by no later than 1 September  2011 (the “Drop Dead Date”).

1.3	Voluntary Offer Document

Subject to Section 3, the OFFEROR will as soon as reasonably practical and no later than 15 July 2011 prepare and publish a voluntary offer document (the “Voluntary Offer Document”) in accordance with the terms of this Agreement and pursuant to Section 6-19 and Chapter 7 of the Norwegian Securities Trading Act (the “Securities Trading Act”).

Saga Tankers shall have the right to review and comment upon the Voluntary Offer Document prior to the approval of the Voluntary Offer Document by Finanstilsynet/Oslo Børs, but shall not assume any liability in respect of such review or when providing any comments.

Saga Tankers shall without delay provide all available information reasonably requested by the OFFEROR in connection with the preparation of the Voluntary Offer Document and any other document being prepared by the OFFEROR in connection with the Offer, including the verifications reasonably requested by the OFFEROR in this respect.

The Parties shall cooperate with each other and use their respective reasonable best efforts to take all actions and do all things necessary, proper or advisable on their parts under this Agreement and applicable law and stock exchange regulation, including, but not limited to, the Securities Trading Act, to consummate and make effective the Offer (including without limitation the satisfaction of any conditions thereto) and the transactions contemplated by this Agreement as soon as reasonably practicable in accordance with and subject to the terms and conditions of this Agreement. Without limiting the generality of the foregoing, neither Party shall take any action to the extent such action would reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer or the satisfaction of any conditions thereto.

1.4	Regulatory Approvals

The OFFEROR will as soon as reasonably practical make any required filings with applicable regulatory authorities and shall take all other action reasonably required by it to cause the timely fulfillment of the Closing Conditions; provided, however, that the OFFEROR shall not be under an obligation to accept terms which is not satisfactory to the OFFEROR in its sole discretion.

Saga Tankers shall use reasonable best efforts to provide such assistance as may be necessary in connection with the required regulatory filings.  Saga Tankers shall have the right to review and comment on any regulatory filings to be made by the OFFEROR.

Saga Tankers hereby acknowledges and agrees that the Offer will also be structured to comply with all applicable U.S. securities laws.

1.5	Mandatory Offer or Compulsory Acquisition

As soon as practicable after the completion of the Offer, assuming that the Closing Conditions shall have been either satisfied or waived, the OFFEROR shall, in accordance with the rules of chapter 6 of the Securities Trading Act, make a mandatory offer for the Saga Tankers Shares that it does not own following the completion of the Offer or, alternatively if applicable, complete a compulsory acquisition of the remaining Saga Tankers Shares.

2	SAGA TANKERS BOARD RECOMMENDATION

The Voluntary Offer Document shall incorporate an unanimous recommendation by the Saga Tankers Board (the “Saga Tankers Board Recommendation”) to the Saga Tankers shareholders to accept the Offer in the form attached in Appendix 4 hereto. The Saga Tankers Board shall not modify, qualify or otherwise withdraw the Saga Tankers Board Recommendation, unless (i) a third party has made an offer for all Saga Tankers Shares or  an unconditional offer which includes at least the three newest vessels of Saga Tankers (Saga Unity, Saga Julie and Saga Agnes), in both cases which is determined by the Saga Tankers Board in good faith, after consultation with its financial advisors, to be more favourable to Saga Tankers shareholders from a financial point of view than the Offer (a “Superior Offer”), provided that the OFFEROR has not, within 3 U.S. business days of notice to OFFEROR of the Superior Offer in accordance with Clause 5.3, agreed to improve the Offer or put forward a new offer on conditions in each case at least matching the terms of the Superior Offer or (ii) in the event of  any change, event, development, effect, or condition that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), results, or operation of the OFFEROR or (iii) the business of the OFFEROR, in the period from 31 March 2011 and until the settlement of the Offer, is not being conducted in the ordinary course of business and in all material respect in accordance with applicable laws, regulations and decisions of any governmental body, or that there is made any changes in the share capital of the OFFEROR, issuance of rights which entitles holders to demand new shares or similar securities,  proposals to shareholders for merger or de-merger, or any other change of corporate structure or (iv) in the event of a material breach by the OFFEROR of this Agreement which entitles the Saga Tankers to terminate the Agreement.

Saga Tankers shall provide to the OFFEROR a copy of the final Saga Tankers Board Recommendation in sufficient time to include it in the Voluntary Offer Document.

Due to the fact that the Offer is to be launched in agreement with Saga Tankers, the Parties acknowledge that Oslo Børs may require that the statement on behalf of Saga Tankers shall be made by or supplemented by an independent third party (fairness opinion), ref. Section 6-16 (4) of the Securities Trading Act.  The Saga Tankers Board shall nevertheless issue the statement in the form enclosed as Appendix 4.

3	TIME SCHEDULE

The Parties agree that the following shall be the indicative time schedule for the Transaction:

(a)
Before trading commences on Oslo Børs on the first trading business day following the signing of this Agreement, the Parties shall publish a joint press release regarding the entering into of this Agreement, such press release to be in the form attached hereto as Appendix 5.

(b)	On or about 15 June 2011, the Voluntary Offer Document shall be filed for approval with Finanstilsynet and Oslo Børs.

(c)
The OFFEROR shall use its reasonable efforts to procure that approval by Finanstilsynet and Oslo Børs of the Voluntary Offer Document and the commencement of the Offer Period shall take place no later than 20 Norwegian business days after the date on which the Voluntary Offer Document is filed for approval with Finanstilsynet and Oslo Børs.

(d)
The OFFEROR shall use its reasonable efforts to file and obtain approval, subject to official notice of issuance, for the listing of the Consideration Shares on the New York Stock Exchange no later than 20 Norwegian business days after the date on which the Voluntary Offer Document is filed for approval with Finanstilsynet and Oslo Børs.

(e)
Initial expiration date for the Offer Period shall be 10 business days after the commencement of the Offer Period. The expiration date may be extended by OFFEROR from time to time by up to the Drop Dead Date in order to fulfill the Closing Conditions.  Saga Tankers shareholders accepting the Offer shall be released from their acceptances if the OFFEROR has not on or prior to the Drop Dead Date publicly announced that the Closing Conditions have been met or waived by OFFEROR (the “Closing Announcement”).

(f)	Settlement shall take place as promptly as practicable after the date of the Closing Announcement, but in any event no later than 10 business days thereafter.

4	UNDERTAKINGS WITH RESPECT TO OPERATIONS ETC.

Unless the Agreement provides otherwise, Saga Tankers undertakes that with effect from the date of this Agreement and prior to the earlier of the date on which (i) the Offer is completed and (ii) the Offer lapses, it shall not, directly or indirectly (including through subsidiaries):

(a)	enter into, or announce an intention to enter into, any transaction which is outside the ordinary course of business of Saga Tankers;

(b)	make any distributions or resolve to make any distributions to its shareholders or to issue, sell, purchase or redeem any financial instruments of Saga Tankers;

(c)	enter into any material transactions;

(d)	commit to merge, de-merge, amalgamate or enter into any corporate restructuring, liquidation, dissolution or any business combination transaction, or make any corporate acquisition;

(e)	acquire or dispose any material assets;

(f)	make any material change in accounting standards applicable to the financial statements of Saga Tankers;

(g)	fail to comply in any material respect with any law or any of its regulatory obligations; or

(h)	enter into any other transaction contrary to Section 6-17 of the Securities Trading.

without the prior written consent of the OFFEROR (such consent not to be unreasonably withheld or delayed).

Unless the Agreement provides otherwise, the OFFEROR undertakes that with effect from the date of this Agreement and prior to the earlier of the date on which (i) the Offer is completed and (ii) the Offer lapses, it shall not, directly or indirectly (including through subsidiaries):

(a)	enter into, or announce an intention to enter into, any transaction which is outside the ordinary course of business of the OFFEROR;

(b)
make any distributions or resolve to make any distributions to its shareholders or to issue, sell, purchase or redeem any of the capital stock of the OFFEROR except the distribution of dividend of USD 0.10 per share per quarter.

(c)	enter into any material transactions;

(d)	commit to merge, de-merge, amalgamate or enter into any corporate restructuring, liquidation, dissolution or any business combination transaction, or make any corporate acquisition;

(e)	acquire or dispose any material assets; or

(f)	fail to comply in any material respect with any law or any of its regulatory obligations.

without the prior written consent of Saga Tankers (such consent not to be unreasonably withheld or delayed).

5	INFORMATION

5.1	Access

Each of the Parties shall, upon reasonable notice, provide the other with such information as such other Party may reasonably require in connection with the Transaction and as it is reasonably able (subject to any obligation of confidentiality) to disclose.

Saga Tankers represents and warrants that:

(a)	the information provided to the OFFEROR to date has been prepared in good faith and was at the time it was given accurate in all material respects;

(b)
no information provided to the OFFEROR by Saga Tankers or other statement made by Saga Tankers or its affiliates in connection with the Transaction before or after the date hereof contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary to make the information contained therein, in light of the circumstances in which it was provided or made, not misleading; and

(c)
Saga Tankers is in all material respect in compliance with all of its regulatory obligations, including all filings in connection therewith, and that all information contained in such filings are in all material respect true, accurate and not misleading.

5.2	Disclosure of Inside Information

No later than at the same time as the OFFEROR launches the Offer, Saga Tankers shall upon specific request by the OFFEROR in respect of the information to be disclosed take all reasonable actions to ensure that the OFFEROR is released from any trading or disclosure restrictions that may have been caused by the disclosure by Saga Tankers to the OFFEROR of any information that constitutes inside information (as defined by section 3-2 of the Securities Trading Act) in respect of Saga Tankers or securities issued by Saga Tankers, including by, if and to the extent necessary, disclosure of all such information to the market.

5.3	Competing Proposals

Saga Tankers confirms to the OFFEROR that it has ceased any discussions with any third parties with whom Saga Tankers may previously have had discussions regarding a potential acquisition of all or any portion of the equity or assets of Saga Tankers or its subsidiaries.

Saga Tankers will notify the OFFEROR prior to any agreement being entered into between Saga Tankers and a third party regarding a Competing Proposal and of the material terms and conditions of any such Competing Proposal.

For purposes of this Agreement, “Competing Proposal” means (i) any inquiry, proposal or offer from any entity or person for a merger, reorganization, consolidation, share exchange, tender offer, business combination, recapitalization or similar transaction involving Saga Tankers (or any subsidiary or subsidiaries of Saga Tankers whose business constitutes 20% or more of the net revenues, net income or assets of Saga Tankers and its subsidiaries, taken as a whole), (ii) any proposal for the issuance by Saga Tankers of securities or (iii) any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of Saga Tankers or its subsidiaries.

6.	EXCLUSIVITY

6.1	Non-Solicitation

Until the earlier of the date on which (i) the Offer is completed and (ii) the Offer lapses and subject to Section 6.2, Saga Tankers agrees that it will not, and it will cause its affiliates and advisers not to, directly or indirectly: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Competing Proposal, or take any action that could reasonably be expected to lead to a Competing Proposal; (ii) furnish any information regarding itself or its businesses and affiliates to any person in connection with or in response to a Competing Proposal, or an inquiry or indication of interest that could reasonably be expected to lead to a Competing Proposal; (iii) engage in discussions or negotiations with any person with respect to any Competing Proposal; (iv) approve, endorse or recommend any Competing Proposal; or (v) enter into any letter of intent, agreement, commitment understanding or transaction with any entity or person relating to any transaction which is a Competing Proposal.

6.2	No-Shop

Notwithstanding the provisions of Section 6.1, the Parties agree that prior to declaration of unconditionality of the Offer, neither Section 6.1 nor any other section in this Agreement shall prohibit Saga Tankers from engaging in negotiations or discussions with, or furnish any information regarding itself or its businesses and affiliates to, any person that has made a bona fide unsolicited written Competing Proposal if: (i) neither Saga Tankers nor any of its officers, directors, employees and representatives (collectively “Representatives”) has previously violated any of the restrictions set forth in Section 6.1; (ii) the Saga Tankers Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Competing Proposal is likely to result in a Superior Offer (as defined in Section 2) within a reasonable time frame and that the Saga Tankers Board would breach its fiduciary duties if it did not respond to such Competing Proposal; and (iii) at least simultaneously with furnishing any such information to such person, Saga Tankers furnishes such information to the OFFEROR (provided that the information has not previously been furnished to the OFFEROR). Without limiting the generality of the foregoing, each Party acknowledges and agrees that any violation, or the taking of any action inconsistent with, any of the restrictions set forth in the preceding sentence by any of Saga Tankers’ Representatives shall be deemed to constitute a breach of Section 6.1 by Saga Tankers.

7	REPRESENTATIONS BY THE OFFEROR

The OFFEROR represents that:

(i)
subject to the discretionary authority of the New York Stock Exchange, the board of directors of the OFFEROR has sufficient corporate authority to resolve to issue the Consideration Shares in the event the OFFER is completed;

(ii)	the information provided to Saga Tankers to date has been prepared in good faith and was at the time it was given accurate in all material respects;
(iii)
no information provided to Saga Tankers by the OFFEROR or other statement made by the OFFEROR or its affiliates in connection with the Transaction before or after the date hereof contains or will contain any untrue statement of a material fact; and

(iv)
the OFFEROR is in all material respect in compliance with all of its regulatory obligations, including all filings in connection therewith, and that all information contained in such filings are in all material respect true, accurate and not misleading.

8	PUBLICITY

Each Party shall use reasonable efforts to consult with the other Party prior to issuing any public announcements with respect to the Offer.

9	TERMINATION

9.1	Termination

This Agreement may be terminated:

(a)
by the OFFEROR by written notice to Saga Tankers: (i) if the Saga Tankers Board has failed to provide the Saga Tankers Board Recommendation or subsequently withdraws, modifies, qualifies or fails to reaffirm upon request the Saga Tankers Board Recommendation (for whatever reason) in any manner adverse to the OFFEROR or (ii) upon a material breach of this Agreement by Saga Tankers, including any material breach of Sections 4, 5 or 6 by Saga Tankers, if such breach is not cured within three business days of delivery of written notice of such breach by the OFFEROR to Saga Tankers;

(b)
by Saga Tankers by written notice to the OFFEROR: (i) if the Saga Tankers Board has withdrawn the Saga Tankers Board Recommendation due to a Superior Offer and have otherwise complied with their obligations herein or (ii) upon a material breach of this Agreement by the OFFEROR, including any material breach of Sections 4 or 7 by the OFFEROR if such breach is not cured within three business days of delivery of written notice of such breach by Saga Tankers to the OFFEROR;

(c)
by either Party if the public announcement of the satisfaction or waiver of all Closing Conditions has not been made by the Drop Dead Date, provided however, that the right to terminate under this subclause shall not be available to any Party whose material failure to fulfil any obligation hereunder has been the principal cause of, or resulted in, the failure to satisfy the Closing Conditions by the Drop Dead Date; or

(d)	by mutual written consent of both Parties.

9.2	Effect of Termination

Termination of this Agreement shall be without prejudice to the rights of a Party which have arisen prior to termination, including (without limitation) any claim in respect of a breach of this Agreement. Clauses 8, 9.3 and 10 of this Agreement and the Confidentiality Agreement shall survive termination.

9.3	Break-Up Fee - Payment Upon Termination

If (a) this Agreement is terminated by Saga Tankers or the OFFEROR pursuant to Section 9.1(a)(i), 9.1(a)(ii) or 9.1(b)(i), or (b) a Superior Offer is made prior to the end of the Offer Period (as it may be extended) and such Superior Offer is completed within 9 months from the date hereof, Saga Tankers shall pay the OFFEROR a fee in the amount of USD 1 million, immediately upon the occurrence of such event, which shall constitute the sole remedy of the OFFEROR related thereto.

10	MISCELLANEOUS

10.1	Expenses

Save as otherwise provided in this Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated hereunder shall be paid by the Party incurring such expenses, whether or not the Offer is completed.

10.2	Notices

Notices under this Agreement shall be given in writing by personal delivery, mail, or via e-mail, and shall be effective when received. Notices shall be given as follows:

if to OFFEROR:

DHT Holdings, Inc.
c/o DHT Management AS
Haakon VII’s gate 1, 6th floor
POB 2039 Vika, 0125 Oslo, Norway
Attn: Svein Moxnes Harfjeld
E-mail: smh@dhtankers.com

if to Saga Tankers:

Saga Tankers ASA
Postal Address: P.O. Box 468 Vika, 0161 OSLO Norway
Office Address: Haakon VII’s gate 1, Oslo, Norway
Attn: CEO (Jon Syversen)
E-mail: js@blystad.no

10.3	Modifications

This Agreement may be modified or amended only by written agreement of the Parties.

10.4	Entire Agreement, etc.

This Agreement and the documents referred to herein constitute the entire agreement between the Parties. The provisions of this Agreement are binding upon and inure solely to the benefit of the Parties hereto and their successors. The rights and obligations of the Parties under this Agreement shall not be assignable without the prior written consent of the non-assigning party.

10.5	Severability

If any provision of this Agreement or the application of it shall be declared or deemed void, invalid or unenforceable in whole or in part for any reason, the Parties shall amend this Agreement as shall be necessary to give effect to the spirit of this Agreement so far as possible. If the Parties fail to amend this Agreement, the provision which is void, invalid or unenforceable, shall be deleted and the remaining provisions of this Agreement shall continue in full force and effect.

10.6	Governing Law and Legal Venue

This Agreement shall be governed by and construed in accordance with Norwegian law.  Any dispute arising out of or in connection with this Agreement shall be settled by Oslo District Court in the first instance.

* * *

This Agreement is executed in two (2) originals, one for each of the Parties.

Saga Tankers ASA

By:	/s/ Jon Syversen
Name:	Jon Syversen
Title:	CEO

DHT Holdings, Inc.

By:	/s/ Svein Moxnes Harfjeld
Name:	Svein Moxnes Harfjeld
Title:	CEO

Appendix 3

CLOSING CONDITIONS

The Offer shall be subject to the satisfaction of or waiver by OFFEROR (in the OFFEROR’s sole discretion) of the following Closing Conditions:

(a)
Minimum Acceptance. The Offer shall on or prior to the expiration of the Offer Period have been accepted by shareholders of Saga Tankers representing more than 95% of the share capital and voting rights of Saga Tankers on a fully diluted basis.

(b)
Regulatory Approvals. All permits, consents and approvals required from applicable regulatory authorities for the completion of the Offer have been obtained or any applicable waiting periods have expired or lapsed, in each case without conditions or upon conditions satisfactory to the OFFEROR in its sole discretion.

(c)
No Material Adverse Effect.  There shall not have occurred any change, event, development, effect, or condition that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), results, or operation of the Saga Tankers.

(d)
Conduct of Business. That the business of Saga Tankers, in the period from 31 March 2011 and until the settlement of the Offer, has been conducted in the ordinary course of business and in accordance with applicable laws, regulations and decisions of any governmental body, and that there has not been made any changes in the share capital of Saga Tankers, issuance of rights which entitles holders to demand new shares or similar securities, payment of dividend, proposals to shareholders for merger or de-merger, or any other change of corporate structure.

(e)	Board Recommendation. The Board of Saga Tankers shall not have amended or withdrawn its recommendation of the Offer to its shareholders.

(f)
Consent: Saga Tankers has received necessary consents and/or waivers from third parties and/or service providers, in order to effect the Transaction without any material adverse effect for Saga Tankers or its subsidiaries, including having received the consent from third parties under the terms of any loan agreements or charter parties entered into by Saga Tankers or its subsidiaries.

(g)
No Intervention. No court or other governmental or regulatory authority of competent jurisdiction shall have taken any form of legal action (whether temporary, preliminary or permanent) that is in effect and restrains or prohibits the consummation of the Offer or shall in connection with the Offer have imposed conditions upon the OFFEROR, Saga Tankers or any of their respective subsidiaries which are not acceptable to the OFFEROR in its sole discretion.

(h)	No Breach: There has been no material breach by Saga Tankers of the Transaction Agreement between the Offeror and Saga Tankers which entitles the OFFEROR to terminate the Transaction Agreement.

(i)	Listing Approval: The New York Stock Exchange shall have approved the Consideration Shares for listing on such exchange, subject to official notice of issuance.

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